Exhibit 99.1

PRESS RELEASE

BROOKFIELD INFRASTRUCTURE ACQUIRES A STAKE IN ASCIANO

Hamilton, Bermuda, November 5, 2015 – An Australian subsidiary of Brookfield Infrastructure Partners L.P. (“Brookfield Infrastructure”) (NYSE: BIP; TSX: BIP.UN) has today acquired approximately 188 million shares in Asciano Limited representing an approximate 14.9% interest in the company, via a series of off-market share purchases following the close of trading on the Australian Securities Exchange. It has also entered into arrangements giving it economic interests in a further approximately 4.3% of Asciano.  Total consideration paid for the stake acquired is approximately US$1.2 billion.

Subject to agreeing to a bid implementation agreement with Asciano, which is being progressed, Brookfield Infrastructure intends to make a takeover offer for Asciano for the same consideration as the ‘standard consideration’ under the existing scheme of arrangement announced on August 17, 2015.  The takeover offer would be subject to a 50.1% minimum acceptance condition and would have similar conditions1 to the scheme of arrangement, including ACCC merger clearance.

Brookfield Infrastructure intends to keep its existing scheme of arrangement in place for the time being, however, it has requested a deferral of the scheme meeting which was scheduled for November 10, 2015.

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Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, energy and communications sectors across North and South America, Australia, Asia and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldinfrastructure.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with over $200 billion of assets under management. For more information, go to www.brookfield.com

For more information, please visit our website at www.brookfieldinfrastructure.com or contact:
Media: Andrew Willis Senior Vice President, Communications and Media Tel: (416) 369-8263 Email: andrew.willis@brookfield.com	Investors: Tracey Wise Senior Vice President, Investor Relations Tel: (416) 956-5154 Email: tracey.wise@brookfield.com

1 Other conditions include those to protect the bidder in relation to the minimum bid price rule in section 621(3) of the Australian Corporations Act so that it could not be required to pay more to shareholders under the takeover than the ‘standard’ consideration under the scheme, and conditions dealing with the interaction of the bid and the scheme (the bid would be conditional on the scheme vote failing, to ensure that only one proposal will ultimately go forward).

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “Intend” “will”, “target”, “future”, “growth”, “expect”,  “believe”, “plan”, “should”, “optimistic”, ”can”, “may”,  derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the acquisitions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, and the level of distribution growth over the next several years.  Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space (including the ability to complete announced and potential acquisitions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, including traffic volumes on our toll roads, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise. This press release does not constitute and is not intended to constitute a public proposal to make a takeover bid as contemplated by section 631 of the Australian Corporations Act. Brookfield Infrastructure will not publicly propose to make a takeover bid unless and until an acceptable bid implementation agreement is in place with Asciano.